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Exhibit 99.4

FOR IMMEDIATE RELEASE

Bookham Technology plc
22 December 2003

Proposed Acquisition of New Focus, Inc

        In connection with the proposed acquisition of New Focus, Inc. ("New Focus") by Bookham Technology plc ("Bookham"), Amendment No. 2 to Registration Statement on Form F-4 has been filed by Bookham with the Securities and Exchange Commission in Washington. DC. Amendment No. 2 has been filed to clarify that the record date for determining the stockholders of New Focus entitled to receive a portion of the cash distribution to be made by New Focus immediately prior to completion of the acquisition, has yet to be determined by the board of directors of New Focus.

        Copies of this Registration Statement will be available on the SEC website at www.sec.gov/edgar.shtml under Bookham's company filings.

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  Exhibit 99.4
Proposed Acquisition of New Focus, Inc